Versions of the Contract and Optional Benefits ~~That Are No Longer Available~~Described in this Prospectus

~~The prospectus appendices include information on features, charges and available Investment Options for the following versions of benefits we no longer offer. The benefit version identifier (for example, (05.11)) is located in your rider.~~

This prospectus contains information on two different versions of the Allianz Vision Contract. “Version A Contracts” were issued on or prior to April 29, 2011. “Version B Contracts” were issued from May 2, 2011 through April 26, 2013. Version A Contracts and Version B Contracts have the same Base Contract, but may have offered different optional benefits. For example, certain optional benefits were only offered through Version A Contracts, other optional benefits were only offered through Version B Contracts, and still other optional benefits were offered through both Version A Contracts and Version B Contracts.

The table below lists the optional benefits that were offered on Version A Contracts and Version B Contracts, including the dates on which they were offered and the prospectus appendix that has more detailed information about the benefits. The benefit version identifier for Income Protector, Income Focus and Investment Protector (for example, (05.11)) is located in your rider. If you have questions about which version of the Allianz Vision Contract or optional benefits you have, please contact our Service Center at (800) 624-0197.

~~Appendix~~Contract Version	Optional Benefit ~~Version~~ That Is No Longer Available	Available From	Available Through	Discussed in Appendix
~~D~~A	Lifetime Plus Benefit	May 1, 2007	January ~~25,~~23, 2009	D
A	Lifetime Plus II Benefit	November 12, 2007	March 31, 2009	
A	Lifetime Plus 10 Benefit	July 17, 2008	March 31, 2009	
~~E~~A	Target Date Retirement Benefit	March 17, 2008	January ~~25,~~23, 2009	E
A	Target Date 10 Benefit	January 26, 2009	March 31, 2009	
~~F~~A	Original Quarterly Value Death Benefit	May 1, 2007	April 30, 2010	F
A and B	Second Quarterly Value Death Benefit	May 2, 2010	April 27, 2012	
~~G~~A and B	Short Withdrawal Charge Option	May 1, 2007	July 23, 2012	G
~~H~~A	No Withdrawal Charge Option	March 17, 2008	March 31, 2009	H
A and B		July 22, 2009	July 23, 2012	
~~I~~A	Income Protector (08.09)	July 22, 2009	April 30, 2010	I
A	Income Protector (05.10)	May 3, 2010	April 29, 2011	
A and B	Income Protector (05.11)	May 2, 2011	January 20, 2012[1]	
A and B	Income Protector (01.12)	January 23, 2012[2]	April 27, 2012	
Version A issued on or after April 1, 2009 and Version B	Income Protector (05.12)	April 30, 2012	July 20, 2012	
Version A issued on or after April 1, 2009 and Version B	Income Protector (07.12)	July 23, 2012	October 12, 2012	
B	Income Focus (05.12)	April 30, 2012	July 20, 2012	I
A	Investment Protector (08.09)	July 22, 2009	April 30, 2010	I
A and B	Investment Protector (05.10)	May 3, 2010	January 20, 2012	
A and B	Investment Protector (01.12)	January 23, 2012	~~July 6,~~April 27, 2012	
Version A issued on or after April 1, 2009 and Version B	Investment Protector (01.12)	April 30, 2012	July 6, 2012	
Version A issued on or after April 1, 2009 and Version B	Investment Protector (07.12)	July 9, 2012	July 19, 2013	

(1) In all states except Oregon. In Oregon, Income Protector (05.11) was available through February 21, 2012.

(2) In all states except Oregon. In Oregon, Income Protector (01.12) was available from February 22, 2013.

GLOSSARY

This prospectus is written in plain English. However, there are some technical words or terms that are capitalized and are used as defined terms throughout the prospectus. For your convenience, we included this glossary to define these terms.

5% Annual Increase – an amount used to determine the Benefit Base under the ~~previously available~~ Lifetime Plus Benefit described in Appendix D.

10% Annual Increase – an amount used to determine the Benefit Base under the ~~previously available~~ Lifetime Plus 10 Benefit described in Appendix D.

Accumulation Phase – the initial phase of your Contract before you apply your total Contract Value to Annuity Payments. The Accumulation Phase begins on the Issue Date and may occur at the same time as the Annuity Phase if you take Partial Annuitizations.

Additional Required Benefit – an additional optional benefit you must have if you chose either the No Withdrawal Charge Option described in Appendix H, or the Quarterly Value Death Benefit described in section 11.d. Additional Required Benefits include Income Protector, Income Focus, Investment Protector, or one of the previously available Lifetime Benefits or Target Date Benefits.

Annual Increase – an amount used to determine the Benefit Base under Income Protector before Lifetime Plus Payments begin as discussed in section 11.a. If selected at issue, it is equal to total Purchase Payments adjusted for withdrawals plus a quarterly simple interest increase. We then reset this value to equal the current Contract Value if greater, and apply future quarterly simple interest to this reset value.

Annuitant – the individual upon whose life we base the Annuity Payments. Subject to our approval, the Owner designates the Annuitant, and can add a joint Annuitant for the Annuity Phase if they take a Full Annuitization. There are restrictions on who can become an Annuitant.

Annuity Options – the annuity income options available to you under the Contract.

Annuity Payments – payments made by us to the Payee pursuant to the chosen Annuity Option.

Annuity Phase – the phase the Contract is in once Annuity Payments begin. This may occur at the same time as the Accumulation Phase if you apply part of your Contract Value to a Partial Annuitization.

Base Contract – the Contract without any optional benefits.

Beneficiary – unless otherwise required by the Contract, the person(s) or entity the Owner designates to receive any death benefit.

Benefit Anniversary – a twelve-month anniversary of the Benefit Date, or any subsequent twelve-month Benefit Anniversary.

Benefit Base – the amount we use to determine the initial annual maximum Lifetime Plus Payment.

Benefit Date – the date you begin receiving Lifetime Plus Payments under Income Protector or Income Focus Payments under Income Focus.

Benefit Year – any period of twelve months beginning on the Benefit Date, or on a subsequent Benefit Anniversary.

Bonus Option – an optional benefit ~~that is no longer available,~~ that provides a 6% bonus on Purchase Payments we receive before the older Owner reaches age 81 (subject to a three-year vesting schedule) as discussed in section 11.e. This benefit has an additional M&E charge and a higher and longer withdrawal charge schedule.

Bonus Value – if you have the Bonus Option, the total Contract Value plus any unvested bonus amounts.

Business Day – each day on which the New York Stock Exchange is open for trading, except when an Investment Option does not value its shares. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

Charge Lock Date – this is the date after which your Income Protector or Income Focus rider charge does not change.

Charge Lock Option – a rider that may be available to you if you have Income Protector or Income Focus and we increase your benefit's rider charge. The Charge Lock Option rider allows you to keep your benefit at the current rider charge, but with reduced guaranteed values and payments, and no opportunity for future payment increases. The Charge Lock Option rider for Income Protector is discussed in section 11.a, and for Income Focus it is discussed in section 11.b.

Contract – the deferred annuity contract described by this prospectus.

Contract Anniversary – a twelve-month anniversary of the Issue Date or any subsequent twelve-month Contract Anniversary.

Contract Value – on any Business Day, the sum of the values in your selected Investment Options. The Contract Value reflects the deduction of any contract maintenance charge, transfer fee, M&E charge and rider charge, but does not reflect the deduction of any withdrawal charge. It does not include amounts applied to a Partial Annuitization. If you have the Bonus Option, Contract Value includes only vested bonus amounts; it does not include unvested bonus amounts.

Contract Year – any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary.

Covered Person(s) – the person(s) upon whose age and lifetime(s) we base Lifetime Plus Payments or Income Focus Payments. There are restrictions on who can become a Covered Person.

Cumulative Withdrawal –while you are receiving Lifetime Plus Payments under the ~~previously available~~ Lifetime Benefits described in Appendix D, this is the portion of a withdrawal that is less than or equal to your Cumulative Withdrawal Value.

Cumulative Withdrawal Benefit – a benefit under the ~~previously available~~ Lifetime Benefits described in Appendix D in all states except Nevada that allows you to control the amount of Lifetime Plus Payments you receive.

Cumulative Withdrawal Value – under the ~~previously available~~ Lifetime Benefits described in Appendix D, if you take less than the maximum Lifetime Plus Payment that you are entitled to, we add the difference between the annual maximum and annual actual Lifetime Plus Payment to the Cumulative Withdrawal Value.

Enhanced 5% Annual Increase – an amount used to determine the Benefit Base under the ~~previously available~~ Lifetime Plus II Benefit described in Appendix D.

Enhanced 10-Year Value – an amount used to determine the Benefit Base under the ~~previously available~~ Lifetime Plus Benefit or Lifetime Plus II Benefit described in Appendix D.

Excess Withdrawal – if you select Income Protector or Income Focus, the amount of any withdrawal you take while you are receiving Lifetime Plus Payments or Income Focus Payments that, when added to other withdrawals taken during the Benefit Year, is greater than your annual maximum permitted payment. Excess Withdrawals reduce your Contract Value and any guaranteed values, and may end your Contract. If you have one of the ~~previously available~~ Lifetime Benefits, please see Appendix D for a definition of Excess Withdrawal that applies to your Contract.

Financial Professional – the person who advises you regarding the Contract.

Full Annuitization – the application of the total Contract Value to Annuity Payments.

Good Order – a request is in "Good Order" if it contains all of the information we require to process the request. If we require information to be provided in writing, "Good Order" also includes providing information on the correct form, with any required certifications, guarantees and/or signatures, and received at the Service Center after delivery to the correct mailing, email, or website address, which are all listed at the back of this prospectus. If you have questions about the information we require, or whether you can submit certain information by fax, email or over the web, please contact the Service Center. If you send information by email or upload it to our website, we send you a confirmation number that includes the date and time we received your information.

Highest Annual Increase – an amount used to determine the Benefit Base under the ~~previously available~~ Lifetime Plus II Benefit described in Appendix D.

Income Date – the date we begin making Annuity Payments to the Payee from the Contract. Because the Contract allows for Partial Annuitizations, there may be multiple Income Dates.

Income Focus – an optional benefit ~~available for~~described in section 11.b and Appendix I that has an additional rider charge ~~that~~and is intended to provide a payment stream for life in the form of partial withdrawals. **Income Focus provides no payment until the younger Covered Person is at least age 60.**

Income Focus Payment – the payment we make to you under Income Focus based on Income Value(s) and associated Income Value Percentage(s).

Income Protector – an optional benefit ~~available for~~described in section 11.a and Appendix I that has an additional rider charge ~~that~~ and is intended to provide a payment stream for life in the form of partial withdrawals. **Income Protector provides no payment until the younger Covered Person is at least age 60.**

Income Value(s) – if you select Income Focus, we establish an Income Value for all Purchase Payments received in a specific time period that have the same associated Income Value Percentage as stated in section 11.b. We adjust each Income Value for subsequent withdrawals. A single Contract may have multiple Income Values. We use Income Value(s) to calculate the annual maximum Income Focus Payment.

Income Value Percentage(s) – a percentage we apply to each Income Value to determine the annual maximum Income Focus Payment. We establish a separate Income Value Percentage for each Income Value as discussed in section 11.b. Each Income Value Percentage can potentially increase by 1% each year if your Contract Value increases.

Increase Base – an amount we use to determine the Annual Increase as discussed in section 11.a. If you selected Income Protector at issue, it is initially equal to total Purchase Payments adjusted for withdrawals. On Quarterly Anniversaries, if we reset the Annual Increase to equal the current Contract Value, we also reset the Increase Base to equal the current Contract Value.

Investment Options – the variable investments available to you under the Contract. Investment Option performance is based on the securities in which they invest.

Investment Protector – an optional benefit ~~available for~~described in section 11.c and Appendix I that has an additional rider charge. ~~It~~ and is intended to provide a level of protection for your principal and any annual investment gains on a specific date in the future.

Issue Date – the date shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date.

Joint Owners – two Owners who own a Contract.

Last Increase Date – if you have Income Protector and select the Charge Lock Option rider, this is the date after which you no longer receive automatic increases to your guaranteed values and payments.

Lifetime Plus Benefit, Lifetime Plus II Benefit, Lifetime Plus 10 Benefit – optional benefits described in Appendix D that ~~are no longer available that~~have an additional M&E charge and were intended to provide a payment stream for life in the form of partial withdrawals.

Last Performance Increase Date – if you have Income Focus and select the Charge Lock Option rider, this is the date after which your Income Value Percentages no longer receive Performance Increases.

Lifetime Plus Payment – the payment we make to you under Income Protector or the ~~previously available~~ Lifetime Benefits described in Appendix D based on the Benefit Base.

Non-Qualified Contract – a Contract that is not purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code.

No Withdrawal Charge Option – an optional benefit described in Appendix H that ~~is no longer available that~~has an additional M&E charge and eliminate~~d~~s the Base Contract's seven-year withdrawal charge. Requires selection of an Additional Required Benefit.

Owner – "you," "your" and "yours." The person(s) or entity designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract.

Partial Annuitization – the application of only part of the Contract Value to Annuity Payments.

Payee – the person or entity who receives Annuity Payments during the Annuity Phase.

Performance Increase – a 1% annual increase to each Income Value Percentage if your annual Contract Value increases. A Performance Increase occurs for an Income Value Percentage only if it is associated with an Income Value we have had for at least one full Rider Year.

Purchase Payment – the money you put into the Contract.

Qualified Contract – a Contract purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code (for example, 401(a) and 401(k) plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA or 403(b) contracts).

Quarterly Anniversary – the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Anniversary.

Quarterly Anniversary Value – the highest Contract Value on any Quarterly Anniversary before age 91, adjusted for subsequent Purchase Payments and withdrawals, used to determine Income Protector's Benefit Base as discussed in section 11.a, and the Quarterly Value Death Benefits as discussed in section 11.d and Appendix F.

Quarterly Value Death Benefit – an optional benefit described in section 11.d and Appendix F ~~that is no longer available~~ that has an additional M&E charge and was intended to provide an increased death benefit. The benefit described in section 11.d requires selection of an Additional Required Benefit.

Rider Anniversary – a twelve-month anniversary of the Rider Effective Date or any subsequent twelve-month Rider Anniversary.

Rider Anniversary Value – the highest Contract Value on any Rider Anniversary, adjusted for subsequent Purchase Payments and withdrawals, used to determine Investment Protector's Target Value as discussed in section 11.c.

Rider Effective Date – the date shown on the Contract that starts the first Rider Year if you select Income Protector, Income Focus or Investment Protector. Rider Anniversaries and Rider Years are measured from the Rider Effective Date.

Rider Year – any period of twelve months beginning on the Rider Effective Date or a subsequent Rider Anniversary.

Separate Account – Allianz Life Variable Account B is the Separate Account that issued your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the Investment Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

Service Center – the area of our company that provides Contract maintenance and routine customer service. Our Service Center address and telephone number are listed at the back of this prospectus. The address for mailing checks for Purchase Payments may be different and is also listed at the back of this prospectus.

Short Withdrawal Charge Option – an optional benefit described in Appendix G that ~~is no longer available that~~ has an additional M&E charge and shorten~~ed~~s the Base Contract's withdrawal charge period to four years.

Target Value – if you selected Investment Protector at issue, it is the greater of total Purchase Payments adjusted for withdrawals, or the Rider Anniversary Value multiplied by the guarantee percentage, and is available on each Target Value Date as stated in section 11.c. If you selected a Target Date Benefit, it is the highest Contract Value on any Contract Anniversary, adjusted for subsequent Purchase Payments and withdrawals as stated in Appendix E.

Target Value Date – the date on which we guarantee your Contract Value cannot be less than the Target Value.

Total Income Value – the sum of all your individual Income Value(s). We use the Total Income Value to determine your Income Focus rider charge.

Traditional Death Benefit – the death benefit provided by the Contract.

Traditional Death Benefit Value – total Purchase Payments adjusted for withdrawals.

Valid Claim – the documents we require to be received in Good Order at our Service Center before we pay any death claim. This includes the death benefit payment option, due proof of death, and any required governmental forms. Due proof of death includes a certified copy of the death certificate, a decree of court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

Withdrawal Charge Basis – the total amount under your Contract that is subject to a withdrawal charge.

FEE TABLES

These tables describe the fees and expenses you pay when purchasing, owning and taking a withdrawal from the Contract, or transferring Contract Value between Investment Options. For more information, see section 7, Expenses.

OWNER TRANSACTION EXPENSES

Withdrawal Charge During Your Contract's Initial Phase, the Accumulation Phase[1]
(as a percentage of each Purchase Payment withdrawn)[2]

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount[3]			
	Base Contract[4]	Bonus Option[5]	Short Withdrawal Charge Option	No Withdrawal Charge Option
0	8.5%	8.5%	8.5%	0%
1	8.5%	8.5%	7.5%	0%
2	7.5%	8.5%	5.5%	0%
3	6.5%	8%	3%	0%
4	5%	7%	0%	0%
5	4%	6%	0%	0%
6	3%	5%	0%	0%
7	0%	4%	0%	0%
8	0%	3%	0%	0%
9 years or more	0%	0%	0%	0%

Transfer Fee[6]…………………………………....... $25
(for each transfer after twelve in a Contract Year)
Premium Tax[7]……………………………….....… 3.5%
(as a percentage of each Purchase Payment)

OWNER PERIODIC EXPENSES

Contract Maintenance Charge[8]………………..... $50
(per Contract per year)

(1) The Contract provides a free withdrawal privilege that allows you to withdraw 12% of your total Purchase Payments annually without incurring a withdrawal charge as discussed in section 8, Access to Your Money – Free Withdrawal Privilege.

(2) The Withdrawal Charge Basis is the amount subject to a withdrawal charge as discussed in section 7, Expenses – Withdrawal Charge.

(3) For Contracts issued in Florida on or after January 1, 2011, the total withdrawal charge on a partial or full withdrawal cannot be greater than 10% of the Contract Value withdrawn.

(4) For Contracts issued in Mississippi, the withdrawal charge is 8.5%, 7.5%, 6.5%, 5.5%, 5%, 4%, 3% and 0% for the time periods referenced.

(5) For Contracts issued in Connecticut on or prior to April 29, 2011, the withdrawal charge is 8.5%, 8.5%, 8%, 7%, 6%, 5%, 4%, 3%, 2% and 0% for the time periods referenced. For Contracts issued in Mississippi, the withdrawal charge is 8%, 8%, 8%, 8%, 7%, 6%, 5%, 3.5%, 1.5% and 0% for the time periods referenced.

(6) We count all transfers made in the same Business Day as one transfer. Program and benefit related transfers are not subject to the transfer fee and do not count against the free transfers we allow as discussed in section 7, Expenses – Transfer Fee. Transfers are subject to the market timing policies discussed in section 5, Investment Options – Excessive Trading and Market Timing.

(7) Not currently deducted, but we reserve the right to do so in the future. This is the maximum charge we could deduct if we exercise this right as discussed in section 7, Expenses – Premium Tax.

(8) Waived if the Contract Value is at least $100,000 as discussed in section 7, Expenses – Contract Maintenance Charge.

CONTRACT ANNUAL EXPENSES

	Mortality and Expense Risk (M&E) Charge[9] (as a percentage of each Investment Options' net asset value)
Base Contract without optional benefits	1.40%
Base Contract with Quarterly Value Death Benefit[10]	1.70%
Base Contract with the Bonus Option	1.70%
Base Contract with the Bonus Option and Quarterly Value Death Benefit[10]	2.00%

Base Version A Contract and Base Version B Contract with…	Available Dates	Mortality and Expense Risk (M&E) Charge[9] (as a percentage of each Investment Options' net asset value)
No optional benefits	5/1/2007 to 4/26/2013	1.40%
Quarterly Value Death Benefit[10]	5/1/2007 to 4/26/2013	1.70%
Bonus Option	5/1/2007 to 4/26/2013	1.70%
Short Withdrawal Charge Option	5/1/2007 to 7/23/2013	1.65%
No Withdrawal Charge Option	3/17/2008 to 3/31/2009 7/22/2009 to 7/23/2012	1.75%
Bonus Option and Quarterly Value Death Benefit[10]	5/1/2007 to 4/26/2013	2.00%
Short Withdrawal Charge Option and Quarterly Value Death Benefit[10]	5/1/2007 to 7/23/2013	1.95%
No Withdrawal Charge Option and Quarterly Value Death Benefit[10]	3/17/2008 to 3/31/2009 7/22/2009 to 7/23/2012	2.05%

Optional Income Protector and Income Focus (Version Identfier)	Contract Version	Available Dates	Rider Charge			
			Maximum		Current[11]	
			Single Payments	Joint Payments	Single Payments	Joint Payments
Income Protector with Lifetime Plus Payments[12] (as a percentage of the Benefit Base)						
Income Protector (10.12)	A[13] and B	10/15/2012 to today	2.50%	2.75%	1.20%	1.20%
Income Protector (07.12)	A[13] and B	7/23/2012 to 10/12/2012	2.50%	2.75%	1.10%	1.10%
Income Protector (05.12)	A[13] and B	4/30/2012 to 7/20/2012	2.50%	2.75%	1.40%	1.40%
Income Protector (01.12)	A and B	1/23/2012 to 4/27/2012	2.50%	2.75%	1.40%	1.40%
Income Protector (05.11)	A and B	5/2/2011 to 1/20/2012	2.50%	2.75%	1.35%	1.50%
Income Protector (05.10)	A	5/3/2010 to 4/29/2011	2.50%	2.75%	1.35%	1.50%
Income Protector (08.09)	A	7/22/2009 to 4/30/2010	2.50%	2.75%	1.35%	1.50%
Income Focus with Income Focus Payments[12] (as a percentage of the Total Income Value)						
Income Focus (07.12)	A[13] and B	7/23/2012 to today	2.75%	2.95%	1.30%	1.30%
Income Focus (05.12)	A[13] and B	4/30/2012 to 7/20/2012	2.75%	2.95%	1.30%	1.30%

Optional Investment Protector (Version Identfier)	Contract Version	Available Dates	Rider Charge (as a percentage of the Target Value)	
			Maximum	Current[11]
Investment Protector (07.13)	A[13] and B	7/22/2013 to today	2.50%	1.30%
Investment Protector (07.12)	A[13] and B	7/9/2012 to 7/19/2013	2.50%	1.30%
Investment Protector (01.12)	A[13] and B	4/30/2012 to 7/6/2012	2.50%	1.30%
Investment Protector (01.12)	A and B	1/23/2012 to 4/27/2012	2.50%	1.30%
Investment Protector (05.10)	A and B	5/3/2010 to 1/20/2012	2.50%	1.25%
Investment Protector (08.09)	A	7/22/2009 to 4/30/2010	2.50%	1.15%

Optional Lifetime Benefits	Maximum Additional M&E Charge(14) (as a percentage of each Investment Options' net asset value)	Current Additional M&E Charge(14) (as a percentage of each Investment Options' net asset value)	
		No qualifying event, or declined charge increase(15)	Had a qualifying event and accepted increase(15)
Lifetime Plus **II** Benefit and Lifetime Plus 10 Benefit (available on Version A Contracts from 1/26/2009 to 3/31/2009)			
Single Lifetime Plus Payments	1.60%	0.95%	1.20%
Joint Lifetime Plus Payments	1.75%	1.10%	1.35%
Lifetime Plus **II** Benefit (available on Version A Contracts from 11/12/2007 to 1/23/2009) and Lifetime Plus 10 Benefit (available on Version A Contracts from 7/17/2008 to 1/23/2009)			
Single Lifetime Plus Payments	1.60%	0.80%(16)	1.20%(16)
Joint Lifetime Plus Payments	1.75%	0.95%(16)	1.35%(16)
Lifetime Plus Benefit (available on Version A Contracts from 5/1/2007 to 1/23/2009)			
Single Lifetime Plus Payments	1.50%	0.70%	1.20%
Joint Lifetime Plus Payments	1.65%	0.85%	1.35%

Optional Target Date Benefits (available on Version A Contracts)	Available Dates	Additional M&E Charge(17) (as a percentage of each Investment Options' net asset value)
Target Date 10 Benefit	1/26/2009 to 3/31/2009	0.55%
Target Date Retirement Benefit	3/17/2008 to 1/23/2009	0.40%

ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS

Following are the minimum and maximum total annual operating expenses charged by any of the Investment Options for the period ended December 31, 2013, before the effect of any contractual expense reimbursement or fee waiver. We show the expenses as a percentage of an Investment Option's average daily net assets.

[TO BE UPDATED BY AMENDMENT]

	Minimum	Maximum
Total annual Investment Option operating expenses(~~13~~16) (including management fees, distribution or 12b-1 fees, and other expenses) before fee waivers and expense reimbursements	%	%

(9) The Contract allows Partial Annuitization. After a Partial Annuitization, the M&E charge listed above applies to the net asset value remaining in the Accumulation Phase. If you select variable Annuity Payments the M&E charge for a Base Contract with the Bonus Option is 1.70% of the net asset value in the Annuity Phase, or 1.40% for all other Contracts. If you select fixed Annuity Payments we do not assess the M&E charge during the Annuity Phase. See section 7, Expenses – Mortality and Expense Risk (M&E) Charge.

(10) ~~For Contracts issued~~The Contract offered three different Quarterly Value Death Benefits that have an additional 0.30% M&E charge. Appendix F describes the original (available from May 1, 2007 through April 30, 2010), and second (available from May 2, 2010 through April 27, 2012) versions of this death benefit. The Quarterly Value Death Benefit described in section 11.d was available from April 30, 2012 through April 26, 2013, and if you remove ~~an~~its Additional Required Benefit ~~from your Contract~~ without simultaneously replacing it, we ~~no longer assess~~stop assessing the additional 0.30% M&E charge ~~for the Quarterly Value Death Benefit~~ after the rider termination date.

(11) The current rider charge may increase or decrease on each Quarterly Anniversary as discussed in section 7, Expenses – Rider Charge.

(12) If you select the Charge Lock Option rider, the rider charge for Income Protector or Income Focus is fixed at the rate in effect on the Charge Lock Date. You will continue to pay the rider charge after the Charge Lock Date as long as your selected benefit is in effect and your Contract Value is positive. See section 7, Expenses – Rider Charge.

(13) Available on Version A Contracts issued on or after April 1, 2009.

(14) We assess the additional M&E charge for these optional benefits during the Accumulation Phase while your benefit is in effect and your Contract Value is positive as discussed in Appendix D.

(15) A qualifying event is the reset of a Lifetime Benefit's Annual Increase, or an automatic annual Lifetime Plus Payment increase, that occurred on or after April 29, 2013. If you have had an annual payment increase, your additional M&E charge does not change until the next fifth Benefit Anniversary. If you have had a qualifying event, you can decline this increase to the additional M&E charge as discussed in Appendix D.

(16) On the Benefit Date, the additional M&E charge reduces 0.10% as discussed in Appendix D.

(17) We assess the additional M&E charge for these optional benefits during the Accumulation Phase while your benefit is in effect and your Contract Value is positive as discussed in Appendix E.

(18) Some of the Investment Options or their affiliates may also pay service fees to us or our affiliates. Amounts may be different for each Investment Option. The maximum current fee is 0.25%. If these fees are deducted from Investment Option assets, they are reflected in the above table and disclosed in Appendix A. Appendix A contains annual operating expense details for each Investment Option.

EXAMPLES

These examples are intended to help you compare the cost of investing in this Contract with the costs of other variable annuity contracts. These examples assume you make a $10,000 investment and your selected Investment Options earn a 5% annual return. They also assume the maximum potential fees and charges for each period and are not a representation of past or future expenses. Your Contract expenses may be more or less than the examples below, depending on the Investment Option(s) and optional benefits you select, and whether and when you take withdrawals.

We deduct the $50 contract maintenance charge in the examples at the end of each Contract Year during the Accumulation Phase and we may waive this charge under certain circumstances, as described in section 7, Expenses – Contract Maintenance Charge. A transfer fee may apply, but is not reflected in these examples (see section 7, Expenses – Transfer Fee).

All figures in the examples below reflect the most expensive combination of benefits and selection of Income Protector or Income Focus with joint payments.

[TO BE UPDATED BY AMENDMENT]

1) If you surrender your Contract (take a full withdrawal) at the end of each time period. Year 1 figures are for the Base Contract with Bonus Option, Quarterly Value Death Benefit, and Income Focus (8.5% declining withdrawal charge, 2.00% M&E charge, and maximum rider charge of 2.95%). Year 3, 5 and 10 figures are for the Base Contract with Bonus Option, Quarterly Value Death Benefit, and Income Protector (8.5% declining withdrawal charge, 2.00% M&E charge, and maximum rider charge of 2.75%).

Total annual Investment Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
% (the maximum Investment Option operating expense)				
% (the minimum Investment Option operating expense)				

2) If you apply your total Contract Value to Annuity Payments (take a Full Annuitization) at the end of each time period. The earliest available date Annuity Payments can begin (Income Date) is two years after the date we issue the Contract (Issue Date) in all states except Florida, which is one year after the Issue Date. All figures in this table are for the Base Contract with Bonus Option and Quarterly Value Death Benefit (8.5% declining withdrawal charge and 2.00% M&E charge). Year 1 figures include Income Focus (maximum rider charge of 2.95%) and Year 3, 5 and 10 figures include Income Protector (maximum rider charge of 2.75%).

Total annual Investment Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
% (the maximum Investment Option operating expense)	-			
% (the minimum Investment Option operating expense)	-			

3) If you do not surrender your Contract. All figures in this table are for the Base Contract with the Bonus Option and Quarterly Value Death Benefit (8.5% declining withdrawal charge and 2.00% M&E charge). Year 1 figures include Income Focus (maximum rider charge of 2.95%) and Year 3, 5 and 10 figures include Income Protector (maximum rider charge of 2.75%).

Total annual Investment Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
% (the maximum Investment Option operating expense)				
% (the minimum Investment Option operating expense)				

See Appendix B for condensed financial information regarding the accumulation unit values (AUVs) for the highest and lowest charges as of December 31, 2013. See the SAI Appendix for condensed financial information regarding the December 31, 2013 AUVs for other charges.

1. THE VARIABLE ANNUITY CONTRACT

NOTE: The Contract is no longer offered for sale, but you may be able to make additional Purchase Payments or add certain optional benefits.

An annuity is a contract between you as the Owner, and an insurance company (in this case Allianz Life), where you make payments to us and the money is invested in Investment Options available through the Contract. Depending on market conditions, your Contract can gain or lose value based on your selected Investment Options' performance. When you are ready to take money out, we make payments to you according to your instructions and any restrictions associated with the payout option you select that is described in this prospectus. We do not make any changes to your Contract without your permission except as may be required by law.

The Contract has an Accumulation Phase and an Annuity Phase.

The Accumulation Phase is the first phase of your Contract, and it begins on the Issue Date. During the Accumulation Phase, your money is invested in the Investment Options you select on a tax-deferred basis. Tax deferral means you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. (For more information, see section 12, Taxes.)

During the Accumulation Phase you can take withdrawals (subject to any withdrawal charge). You can also make additional Purchase Payments if your Contract was issued in Connecticut, Florida, or New Jersey, or if your Contract was issued from August 17, 2009 through April 26, 2013. Purchase Payments are subject to the restrictions set out in section 3, Purchase Payments – Purchase Payment Requirements.

NOTE: **We no longer accept additional Purchase Payments to Contracts issued before August 17, 2009 in all states except Connecticut, Florida, and New Jersey.**

For an additional charge, you may be able to select any **one** of the following optional benefits, if available.

- **Income Protector** (see section 11.a) provides guaranteed lifetime income called Lifetime Plus Payments that can begin from age 60 to age 90. We base payments on the Benefit Base that is at least equal to the Annual Increase (total Purchase Payments adjusted for withdrawals plus a quarterly simple interest increase). You must be age 80 or younger to select Income Protector. Appendix I contains information specific to older versions of this benefit that were issued from July 22, 2009 to October 12, 2012.
- **Income Focus** (see section 11.b) provides guaranteed lifetime income called Income Focus Payments (which are similar to Lifetime Plus Payments) that can begin from age 60 to age 90. We base payments on a percentage (Income Value Percentage) of each Income Value (Purchase Payments adjusted for withdrawals). Income Value Percentages can potentially increase by 1% each year if your Contract Value increases (Performance Increases). You must be age 45 to 80 to select Income Focus. Appendix I contains information specific to older versions of this benefit that were issued from April 30, 2012 to July 20, 2012.
- **Investment Protector** (see section 11.c) provides a Target Value (a level of protection for your principal and any annual investment gains) that is available on a future date if you hold the Contract for the required period. You must be age 80 or younger to select Investment Protector. Appendix I contains information specific to older versions of this benefit that were issued from July 22, 2009 to July 19, 2013.
- **The Quarterly Value Death Benefit** potentially provides an increased death benefit based on the highest quarterly Contract Value adjusted for withdrawals (Quarterly Anniversary Value). The Quarterly Value Death Benefit was only available at issue. Section 11.d describes the Quarterly Value Death Benefit that was available from April 30, 2012 through April 26, 2013. Appendix F describes the original Quarterly Value Death Benefit available from May 1, 2007 through April 30, 2010, and the second Quarterly Value Death Benefit available from May 2, 2010 through April 27, 2012.
- **The Bonus Option** (see section 11.e) provides a 6% bonus on Purchase Payments received before age 81 subject to a three-year vesting schedule. The Bonus Option has a higher and longer withdrawal charge schedule and was only available at issue from May 1, 2007 through April 26, 2013.

- **The Lifetime Benefits** (see Appendix D) are similar to Income Protector. These benefits also provide Lifetime Plus Payments based on the Benefit Base, but the Benefit Base is calculated differently under each benefit. The Lifetime Plus Benefit was available from May 1, 2007 to January 23, 2009 and the Lifetime Plus II Benefit was available from November 12, 2007 to March 31, 2009. Both of these benefits allow payments to begin from age 50 to age 90. The Lifetime Plus 10 Benefit was available from June 17, 2008 to March 31, 2009 and payments can begin from age 65 to 90.
- **The Target Date Benefits** (see Appendix E) are similar to Investment Protector. These benefits also provide a Target Value that is available on a future date if you hold the Contract for the required period, but the Target Value is calculated differently. The Target Date Retirement Benefit was available from March 17, 2008 to January 23, 2009, and the Target Date 10 Benefit was available from January 26, 2009 to March 31, 2009.
- **The Short Withdrawal Charge Option** (see Appendix G) shortens the Base Contract's withdrawal charge period from seven to four years. It was only available at issue from May 1, 2007 through July 23, 2012.
- **The No Withdrawal Charge Option** (see Appendix H) eliminates the Base Contract's withdrawal charge. It was only available at issue from March 17, 2008 through March 31, 2009, and then again from July 22, 2009 through July 23, 2012.

The Accumulation Phase ends upon the earliest of the following.
- The Business Day before the Income Date that you take a Full Annuitization. A Business Day is any day the New York Stock Exchange is open, except when an Investment Option does not value its shares.
- The Business Day we process your request for a full withdrawal.
- Upon the death of any Owner (or the Annuitant if the Contract is owned by a non-individual), the Business Day we first receive a Valid Claim from any one Beneficiary, unless the surviving spouse continues the Contract. If there are multiple Beneficiaries, the remaining Contract Value continues to fluctuate with the performance of the Investment Options until the complete distribution of the death benefit.

If you request Annuity Payments, your Contract enters the Annuity Phase. During the Annuity Phase we make regular periodic payments (Annuity Payments) based on the life of a person you choose (the Annuitant). We send Annuity Payments to you (the Payee). You can choose when Annuity Payments begin (the Income Date), subject to certain restrictions. We base Annuity Payments on your Contract Value and the payout rates for the Annuity Option you select. If you select variable Annuity Payments, your payments will change based on your selected Investment Options' performance. If you select fixed Annuity Payments, your payments do not change unless an Annuitant dies. The Annuity Phase ends when we make the last Annuity Payment under your selected Annuity Option. For more information, see section 9, The Annuity Phase.

STATE SPECIFIC CONTRACT RESTRICTIONS

The Contract is subject to the law of the state in which it was issued. Some of the features of your Contract may differ from the features of a Contract issued in another state because of state-specific legal requirements. Features for which there may be state-specific Contract provisions may include the following.
- The withdrawal charge schedule.
- Availability of Investment Options, Annuity Options, endorsements, and/or riders.
- Selection of certain Income Dates.
- Restrictions on your ability to make additional Purchase Payments.
- Selection of certain assumed investment rates for variable Annuity Payments.
- Our ability to restrict transfer rights.

All material state variations in the Contract are disclosed in this prospectus. If you would like more information regarding state-specific Contract provisions, you should contact your Financial Professional or contact our Service Center at the toll-free telephone number listed at the back of this prospectus. Our "Service Center" is the area of our company that issues Contracts and provides Contract maintenance and routine customer service.

11. SELECTION OF OPTIONAL BENEFITS

Check with your Financial Professional regarding availability of optional benefits. Each optional benefit carries an additional M&E charge or a rider charge. For more information, please see the Fee Tables and section 7, Expenses.

- **Income Protector.** This benefit provides guaranteed lifetime income (called Lifetime Plus Payments) that can begin from age 60 to age 90. We base payments on the Benefit Base. Income Protector allows access to both Contract Value and a death benefit for a period of time after payments begin as described in section 11.a, Income Protector. Appendix I contains information specific to older versions of this benefit that were issued from July 22, 2009 to October 12, 2012.

- **Income Focus.** This benefit provides guaranteed lifetime income called Income Focus Payments (similar to Income Protector's Lifetime Plus Payments) that can begin from age 60 to age 90. We base payments on a percentage of each Income Value. Income Value Percentages can potentially increase by 1% each year if your Contract Value increases (Performance Increases). Income Focus allows access to both Contract Value and a death benefit for a period of time as described in section 11.b, Income Focus. Appendix I contains information specific to older versions of this benefit that were issued from April 30, 2012 to July 20, 2012.

  NOTE: Income Protector and Income Focus provide no payments before age 60. If you are required to annuitize your Contract as a result of current tax law, which may occur at age 95 or later, we provide an annuity option with payments at least equal to the Lifetime Plus Payments or Income Focus Payments you are then receiving as described in section 9, The Annuity Phase – When Annuity Payments Begin.

- **Investment Protector.** This benefit provides a level of protection for your principal and any annual investment gains (Target Value) on a future date if you hold the Contract for the required period, as described in section 11.c, Investment Protector. Appendix I contains information specific to older versions of this benefit that were issued from July 22, 2009 to July 19, 2013.

  NOTE: Income Protector and Investment Protector are not available to Contracts issued before April 1, 2009. Income Focus is not available to Contracts issued before April 30, 2012.

- **Quarterly Value Death Benefit.** This benefit is no longer available. It locks in any quarterly investment gains to provide an increased death benefit. For Contracts issued from April 30, 2012 through April 26, 2013 this benefit is described in section 11.d, Quarterly Value Death Benefit. For Contracts issued from May 1, 2007 through April 27, 2012 this benefit is described in Appendix F.

- **Bonus Option.** This benefit is no longer available. It provides a 6% bonus on Purchase Payments received before age 81 (subject to a three-year vesting schedule) and has a higher and longer withdrawal charge schedule. The Bonus Option was available from May 1, 2007 through April 26, 2013 and is described in section 11.e, Bonus Option. **Bonus annuity contracts generally have higher charges than contracts without a bonus and therefore, the charges may be greater than the bonus.**

- ~~**Short Withdrawal Charge Option, No Withdrawal Charge Option, Lifetime Benefits and Target Date**~~**Lifetime Benefits.** These benefits are ~~no longer available. The~~ similar to Income Protector. They also provide Lifetime Plus Payments based on the Benefit Base, but the Benefit Base is calculated differently under each benefit as described in Appendix D. The Lifetime Plus Benefit was available from May 1, 2007 to January 23, 2009 and the Lifetime Plus II Benefit was available from November 12, 2007 to March 31, 2009. Both of these benefits allow payments to begin from age 50 to age 90. The Lifetime Plus 10 Benefit was available from June 17, 2008 to March 31, 2009 and payments can begin from age 65 to 90.

- **Target Date Benefits.** These benefits are similar to Investment Protector. They also provide a Target Value that is available on a future date if you hold the Contract for the required period, but the Target Value is calculated differently as described in Appendix E. The Target Date Retirement Benefit was available from March 17, 2008 to January 23, 2009, and the Target Date 10 Benefit was available from January 26, 2009 to March 31, 2009.

- **Short Withdrawal Charge Option** ~~shortens~~. This benefit shortens the Base Contract's withdrawal charge period from seven to four years as described in Appendix G. ~~The~~ It was only available at issue from May 1, 2007 through July 23, 2012.

- **No Withdrawal Charge Option** ~~eliminates~~. This benefit eliminates the Base Contract's withdrawal charge as described in Appendix H. ~~Lifetime Benefits provide guaranteed lifetime income as described in Appendix D. Target Date Benefits provide a level of protection for your principal and any annual investment gains on a future date if you~~

~~hold the Contract for the required period as described in Appendix E.~~<u>It was only available at issue from March 17, 2008 through March 31, 2009, and then again from July 22, 2009 through July 23, 2012.</u>

~~The~~<u>If you selected the</u> Quarterly Value Death Benefit, Bonus Option, Short Withdrawal Charge Option ~~and~~<u>or</u> No Withdrawal Charge Option ~~were only available for selection at the time you purchased your Contract, and~~<u>,</u> you cannot remove any of these benefits from your Contract.

If you selected the No Withdrawal Charge Option, or if your Contract was issued from April 30, 2012 through April 26, 2013 with the Quarterly Value Death Benefit, your Contract must also include an Additional Required Benefit (Income Protector, Income Focus, Investment Protector, or one of the previously available Lifetime Benefits or Target Date Benefits).

- If you selected the No Withdrawal Charge Option, you can only remove the Additional Required Benefit if we increase the rider charge (Income Protector, Income Focus or Investment Protector only), or if you can simultaneously replace your selected Additional Required Benefit as discussed next in this section. Removing an Additional Required Benefit because we increase the rider charge does not end the No Withdrawal Charge Option.
- If you selected the Quarterly Value Death Benefit and you remove an Additional Required Benefit without simultaneously replacing it with another Additional Required Benefit, you keep any prior lock ins of quarterly investment gains to your death benefit, but you will not receive any future lock ins and we no longer assess the additional 0.30% M&E charge for the Quarterly Value Death Benefit.

You may be able to select either Income Protector, Income Focus or Investment Protector once on a Quarterly Anniversary during the Accumulation Phase, if available. **You cannot have more than one of these benefits at the same time.** You can select Income Protector before the older Covered Person reaches age 81. You can select Income Focus once the younger Covered Person reaches age 45 and before the older Covered Person reaches age 81. You can select Investment Protector before the older Owner reaches age 81 (or the Annuitant reaches age 81 if the Owner is a non-individual).

Once selected, you can remove Income Protector, Income Focus or Investment Protector subject to certain restrictions (for more information see, Removing Income Protector in section 11.a, Removing Income Focus in section 11.b, and Removing Investment Protector in section 11.c). You cannot re-select Income Protector, Income Focus or Investment Protector in the future after you remove it from your Contract.

REPLACING OPTIONAL BENEFITS

You can replace a benefit **<u>one time</u>** as follows if you meet the age selection requirement and the new benefit is available.
- Replace Income Focus with Investment Protector (if your Contract was issued on or after April 1, 2009).
- Replace Income Protector with Investment Protector (if your Contract was issued on or after April 1, 2009).
- Replace Investment Protector with Income Protector (if your Contract was issued on or after April 1, 2009) or Income Focus (if your Contract was issued on or after April 30, 2012).

If you replace one optional benefit with another, we require you to reallocate your Contract Value and change your future allocation instructions to comply with the replacement benefit's Investment Option allocation and transfer restrictions.

These are the only replacements we allow. Replacements include both the simultaneous removal and addition of benefits on a Quarterly Anniversary, as well as removing one benefit on a Quarterly Anniversary and adding another benefit on a future Quarterly Anniversary. The guarantees of the new benefit may be more or less than the benefit you are replacing.

NOTE: **You cannot replace any of the previously available Lifetime Benefits or Target Date Benefits.**

SELECTING INCOME PROTECTOR

For Contracts issued on or after April 1, 2009, if available, you can select Income Protector on any Quarterly Anniversary during the Accumulation Phase once before the older Covered Person reaches age 81. Covered Person(s) are discussed in section 2. ~~Income Protector is not available to Contracts:~~

- ~~issued before April 1, 2009,~~
- ~~that had a previous version of Income Protector, or~~
- ~~that have, or had, Income Focus.~~

You can select Income Protector by completing the appropriate form. We add this benefit to your Contract on the Quarterly Anniversary (or on the next Business Day if the Quarterly Anniversary is not a Business Day) after we receive your request in Good Order at our Service Center, and the Rider Effective Date is that Quarterly Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary. Your Contract Value on the Rider Effective Date must be at least $10,000 (or $25,000 if you have the No Withdrawal Charge Option). You must reallocate your Contract Value and change your future allocation instructions to comply with the Investment Option allocation and transfer restrictions discussed later in this section before we add this benefit to your Contract.

NOTE:
- **You cannot have Income Protector and Income Focus or Investment Protector at the same time. You can only have one of these benefits.**
- **You can only select Income Protector one time.** You cannot select Income Protector, remove it from your Contract and then reselect it.
- **Income Protector is not available to Contracts issued before April 1, 2009, or if your Contract ever included Income Focus.** If you have questions about whether Income Protector is available to you, please contact our Service Center at (800) 624-0197.
- **For an Income Protector rider issued in Pennsylvania:** If you change your mind about having Income Protector, you can return the rider within ten days after receiving it and we treat it as if it had never been issued.

REMOVING INCOME PROTECTOR

You can remove Income Protector from your Contract while the Contract Value is positive. You cannot re-select this benefit in the future after you remove it from your Contract. If you have the No Withdrawal Charge Option, you can only remove Income Protector if we increase the rider charge, or if you simultaneously replace it with Investment Protector. Removing Income Protector because we increase the rider charge does not end the No Withdrawal Charge Option.

You can remove Income Protector by completing the appropriate form. We remove this benefit from your Contract on the Quarterly Anniversary (or on the next Business Day if the Quarterly Anniversary is not a Business Day) that occurs immediately after we receive your request in Good Order at our Service Center, and the rider termination date is that Quarterly Anniversary.

If we increase this benefit's rider charge and you want to remove this benefit before the increase, we must receive this form within 30 days of the date of our letter notifying you of the rider charge increase. If we receive your form after this period, we increase your rider charge and ask you to resubmit the form for the next Quarterly Anniversary.

If you are removing this benefit for any other reason, your request is in Good Order if we receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary.

If you allocated Contract Value to Investment Options that are only available under Income Protector, you must transfer your Contract Value out of these Investment Options and remove these Investment Options from your future Purchase Payment allocation instructions for your removal request to be in Good Order.

On the rider termination date Lifetime Plus Payments (if applicable) stop, we deduct the final rider charge, and the restrictions on additional Purchase Payments and Contract Value allocations and transfers no longer apply.

There are several important points to consider before selecting Income Focus.

- **If you do not begin Income Focus Payments during the eligibility period, the benefit ends and you will have paid for the benefit without receiving any of its advantages.**
- **Income Focus provides no payment until the younger Covered Person is at least age 60.**
- This benefit is subject to a rider charge, as described in the Fee Tables and section 7, Expenses – Rider Charge.
- This benefit does not create Contract Value or guarantee Investment Option performance.
- If you have the No Withdrawal Charge Option, you can only remove Income Focus as discussed under "Removing Income Focus" below.
- If you select this benefit, we restrict your selection of Investment Options and rebalance your Contract Value quarterly. We also restrict additional Purchase Payment and Contract Value allocations and transfers. These restrictions support the benefit's guarantees, and to the extent they limit your investment flexibility, they may limit the upside potential to your Contract Value and whether or not you receive any Performance Increases.
- If you select this benefit, any active dollar cost averaging program or flexible rebalancing program ends.
- If you take less than the annual maximum Income Focus Payment, you will not receive a Performance Increase.

Please discuss Income Focus's appropriateness with your Financial Professional and tax adviser.

SELECTING INCOME FOCUS

For Contracts issued on or after April 30, 2012, if available, you can select Income Focus on any Quarterly Anniversary during the Accumulation Phase once the younger Covered Person reaches age 45 and before the older Covered Person reaches age 81. Covered Person(s) are discussed in section 2.

~~Income Focus is not available to Contracts:~~

- ~~issued before April 30, 2012,~~
- ~~that had a previous version of Income Focus, or~~
- ~~that have, or had, Income Protector.~~

You can select Income Focus by completing the appropriate form. We add this benefit to your Contract on the Quarterly Anniversary (or on the next Business Day if the Quarterly Anniversary is not a Business Day) after we receive your request in Good Order at our Service Center, and the Rider Effective Date is that Quarterly Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary. Your Contract Value on the Rider Effective Date must be at least $10,000 (or $25,000 if you have the No Withdrawal Charge Option). You must reallocate your Contract Value and change your future allocation instructions to comply with the Investment Option allocation and transfer restrictions discussed later in this section before we add this benefit to your Contract.

NOTE:

- **You cannot have Income Focus and Income Protector or Investment Protector at the same time. You can only have one of these benefits.**
- **You can only select Income Focus one time.** You cannot select Income Focus, remove it from your Contract and then reselect it.
- **Income Focus is not available to Contracts issued before April 30, 2012, or if your Contract ever included Income Protector.** If you have questions about whether Income Focus is available to you, please contact our Service Center at (800) 624-0197.
- **For an Income Focus rider issued in Pennsylvania:** If you change your mind about having Income Focus, you can return the rider within ten days after receiving it and we treat it as if it had never been issued.

11.c INVESTMENT PROTECTOR

Investment Protector provides, during the Accumulation Phase, a level of protection for your principal and any annual investment gains through the Target Value which is available at a future point you select, called the Target Value Date. The earliest initial Target Value Date you can select is the tenth Rider Anniversary and subsequent Target Value Dates occur on every subsequent fifth Rider Anniversary. **The Target Value is only guaranteed to be available to you on the last Business Day before each Target Value Date. Beginning on the next Business Day, your Contract Value fluctuates based on your selected Investment Options' performance, and this is the value available to you upon withdrawal.**

There are several important points to consider before selecting Investment Protector.

- This benefit is subject to a rider charge, as described in the Fee Tables and section 7, Expenses – Rider Charge.
- This benefit does not guarantee Investment Option performance.
- If you have the No Withdrawal Charge Option, you can only remove Investment Protector as discussed under "Removing Investment Protector" below.
- If you select this benefit, we restrict your selection of Investment Options and rebalance your Contract Value quarterly. We also restrict additional Purchase Payment and Contract Value allocations and transfers. These restrictions support the benefit's guarantees, and to the extent they limit your investment flexibility, they may limit the upside potential to your Contract Value and Target Value.
- **The Target Value does not lock in any Contract Value gains that occur between Rider Anniversaries.**
- **The Target Value does not provide any guarantee to your Contract Value before the initial Target Value Date, or during the period between Target Value Dates.**
- **The last Business Day before each Target Value Date is the only day that we guarantee your Contract Value equals the Target Value.**

Please discuss Investment Protector's appropriateness with your Financial Professional.

SELECTING INVESTMENT PROTECTOR

For Contracts issued on or after April 1, 2009, if available, you can select Investment Protector on any Quarterly Anniversary during the Accumulation Phase once before the older Owner reaches age 81 (or the Annuitant reaches age 81 if the Owner is a non-individual). ~~Investment Protector is not available to Contracts issued before April 1, 2009, or that had a previous version of Investment Protector.~~

You can select Investment Protector by completing the appropriate form. We add this benefit to your Contract on the Quarterly Anniversary (or on the next Business Day if the Quarterly Anniversary is not a Business Day) after we receive your request in Good Order at our Service Center, and the Rider Effective Date is that Quarterly Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Quarterly Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Quarterly Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Quarterly Anniversary. Your Contract Value on the Rider Effective Date must be at least $10,000 (or $25,000 if you have the No Withdrawal Charge Option). You must reallocate your Contract Value and change your future allocation instructions to comply with the Investment Option allocation and transfer restrictions discussed later in this section before we add this benefit to your Contract.

NOTE:
- **Investment Protector is ~~no longer~~not available for selection to Contracts issued in Massachusetts.**
- **You cannot have Investment Protector and Income Protector or Income Focus at the same time. You can only have one of these benefits.**
- **You can only select Investment Protector one time.** You cannot select Investment Protector, remove it from your Contract and then reselect it.
- **Investment Protector is not available to Contracts issued before April 1, 2009.** If you have questions about whether Investment Protector is available to you, please contact our Service Center at (800) 624-0197.
- **For an Investment Protector rider issued in Pennsylvania:** If you change your mind about having Investment Protector, you can return the rider within ten days after receiving it and we treat it as if it had never been issued.

WHEN INVESTMENT PROTECTOR ENDS

Investment Protector ends upon the earliest of the following.

- The Business Day we process your request to remove this benefit from your Contract (the rider termination date).
- The date of death of any Owner (or Annuitant, if the Contract is owned by a non-individual), unless the surviving spouse (or civil union partner for riders issued in New Jersey) elects to continue the Contract. However, if an Owner (or Annuitant, if the Contract is owned by a non-individual) dies and the surviving spouse (or civil union partner for riders issued in New Jersey) elects to receive payout of the death benefit, then this benefit ends at the end of the Business Day we receive a Valid Claim.
- The Business Day before the Income Date that you take a Full Annuitization.
- The Business Day we process your request for a full withdrawal.
- The Business Day the Contract ends.

11.d QUARTERLY VALUE DEATH BENEFIT

We designed the Quarterly Value Death Benefit to lock in any quarterly investment gains to provide an increased death benefit for Beneficiaries. The Quarterly Value Death Benefit is no longer available. The benefit described in this section was only available at issue on Version B Contracts from April 30, 2012 through April 26, 2013. Please see Appendix F for information on the previous versions of the Quarterly Value Death Benefit. You cannot remove the Quarterly Value Death Benefit from your Contract. The Quarterly Value Death Benefit carries an additional M&E charge as described in the Fee Tables and section 7, Expenses – Mortality and Expense Risk (M&E) Charge.

The Quarterly Value Death Benefit is the greater of the Contract Value (after deduction of the final rider charge, if applicable), or the Quarterly Anniversary Value. For a sole Beneficiary, we determine the Quarterly Value Death Benefit at the end of the Business Day during which we receive a Valid Claim. For multiple Beneficiaries, each surviving Beneficiary receives the greater of their portion of Quarterly Anniversary Value determined at the end of the Business Day we receive the first Valid Claim from any one Beneficiary, or their portion of the Contract Value determined at the end of the Business Day during which we receive his or her Valid Claim.

The Quarterly Anniversary Value is initially equal to the Purchase Payment received on the Issue Date.

At the end of each Business Day, we adjust the Quarterly Anniversary Value as follows.

- We increase it by the amount of any additional Purchase Payments.
- We reduce it by the percentage of any Contract Value withdrawn. Withdrawals include Partial Annuitizations, Lifetime Plus Payments or Income Focus Payments, Excess Withdrawals and any withdrawal charges; but do not include amounts we withdraw for other Contract charges.

On each Quarterly Anniversary before the end date, we compare the Quarterly Anniversary Value to the Contract Value, using the values determined at the end of the prior Business Day (after the deduction of all Contract fees and expenses) and increase the Quarterly Anniversary Value to equal this Contract Value if it is greater. On and after the end date, we no longer make this comparison and you will no longer receive lock ins of any quarterly investment gains.

The end date occurs on the earliest of:

- the rider termination date if you remove an Additional Required Benefit and do not simultaneously replace it with another Additional Required Benefit;
- the older Owner's 91st birthday (or the Annuitant's 91st birthday if the Owner is a non-individual); or
- the end of the Business Day we receive the first Valid Claim from any one Beneficiary.

The Quarterly Value Death Benefit ends upon the earliest of the following.

- The Business Day before the Income Date that you take a Full Annuitization.
- The Business Day that the Quarterly Anniversary Value and Contract Value are both zero.
- The Business Day the Contract ends.

NOTE:

- **Requires selection of an Additional Required Benefit.** If you remove the Additional Required Benefit without simultaneously replacing it with another Additional Required Benefit, you keep any prior lock ins of quarterly investment gains to your death benefit but you will not receive any future lock ins and we no longer assess the additional 0.30% M&E charge for the Quarterly Value Death Benefit.
- If you select Income Protector or Income Focus, your Contract Value decreases with each Lifetime Plus Payment or Income Focus Payment, Excess Withdrawal, and rider charge deduction. This reduces the likelihood of locking in investment gains and directly reduces the Quarterly Anniversary Value.
- **For Contracts with the Bonus Option,** bonus amounts are not included in the parts of the Quarterly Anniversary Value based on Purchase Payments, and are also not included in the parts of this value that are based on Contract Value until they are vested.

11.e BONUS OPTION

We designed the Bonus Option for Owners who believe the bonus' returns are offset by this benefit's additional costs. This benefit provides a 6% bonus on each Purchase Payment received before the older Owner reaches age 81(or the Annuitant reaches age 81 if Owner is a non-individual), subject to a three-year vesting schedule. The Bonus Option ~~is no longer available~~ was only available at issue on Version A Contracts from May 1, 2007 through April 29, 2011, and Version B Contracts from May 2, 2011 through April 26, 2013. You cannot remove the Bonus Option from your Contract. This benefit ends when your Contract ends. The Bonus Option carries an additional M&E charge and is subject to a higher and longer withdrawal charge schedule as described in the Fee Tables and section 7, Expenses.

The bonus is subject to the following terms.

- Bonus amounts are available to you as they vest. We include the bonus in any part of a guaranteed value based on Contract Value, but only as it vests. We do not include the bonus in any part of a guaranteed value based on Purchase Payments. The vesting schedule is as follows.

Number of Complete Years Since Purchase Payment Receipt	Vesting Percentage
0	0%
1	35%
2	70%
3+	100%

- We treat all bonus amounts and their gains or losses as Contract earnings for both tax purposes and the withdrawal charge.
- All bonus gains and losses are part of your Contract Value and are always 100% vested.

We pay all bonus amounts from the general account assets of Allianz Life.

We deduct Contract charges other than the M&E charge from the Bonus Value, which is your Contract Value plus any unvested bonus. If you take a withdrawal* or Full Annuitization, or if a death benefit is payable in the first three years after we receive a Purchase Payment, you lose all or some of your bonus. We expect to profit from the Bonus Option's additional M&E charge and withdrawal charge.

* Including Partial Annuitizations, Lifetime Plus Payments, Income Focus Payments and Excess Withdrawals.

NOTE:

- **The bonus may be more than offset by the Bonus Option's additional M&E charge and withdrawal charge, especially during periods of poor Investment Option performance.**
- The IRS has not reviewed the Contract for qualification as an IRA and has not issued a ruling as to whether a bonus benefit with a vesting schedule complies with IRA requirements.

APPENDIX D – LIFETIME BENEFITS

~~We previously~~ Version A Contracts that were issued on or prior to April 29, 2011 offered three different Lifetime Benefits. Lifetime Plus Benefit was available from May 1, 2007 through January 25, 2009. Lifetime Plus II Benefit was available from November 12, 2007 through March 31, 2009. Lifetime Plus 10 Benefit was available from July 17, 2008 through March 31, 2009. The additional M&E charge for these benefits during the Accumulation Phase is as follows. There is no additional M&E charge for these benefits during the Annuity Phase.

	~~Current M&E Charge[1]~~		
	~~No qualifying event, or declined charge increase[2]~~	~~Had a qualifying event and accepted increase[2]~~	~~Maximum M&E Charge[1]~~
~~Additional M&E Charge for Optional Benefits[3]~~			
~~Lifetime Plus Benefit (available before April 1, 2009)[4]~~			
~~Single Lifetime Plus Payments~~	~~0.70%~~	~~1.20%~~	~~1.50%[5]~~
~~Joint Lifetime Plus Payments~~	~~0.85%~~	~~1.35%~~	~~1.65%[6]~~
~~Lifetime Plus II Benefit and Lifetime Plus 10 Benefit (both available from January 26, 2009 until March 31, 2009)~~			
~~Single Lifetime Plus Payments~~	~~0.95%~~	~~1.20%~~	~~1.60%[5]~~
~~Joint Lifetime Plus Payments~~	~~1.10%~~	~~1.35%~~	~~1.75%[6]~~
~~Lifetime Plus II Benefit and Lifetime Plus 10 Benefit (both available before January 26, 2009)~~			
~~Single Lifetime Plus Payments~~	~~0.80%[7]~~	~~1.20%[9]~~	~~1.60%[5]~~
~~Joint Lifetime Plus Payments~~	~~0.95%[8]~~	~~1.35%[10]~~	~~1.75%[6]~~

Optional Lifetime Benefits	Contract Version	Available Dates	Current Additional M&E Charge[1] (as a percentage of each Investment Options' net asset value)		Maximum Additional M&E Charge[1] (as a percentage of each Investment Options' net asset value)
			No qualifying event, or declined charge increase[2]	Had a qualifying event and accepted increase[2]	
Lifetime Plus Benefit[3]	A	5/1/2007 to 1/23/2009			
Single Lifetime Plus Payments			0.70%	1.20%	1.50%[4]
Joint Lifetime Plus Payments			0.85%	1.35%	1.65%[5]
Lifetime Plus II Benefit	A	1/26/2009 to 3/31/2009			
Lifetime Plus 10 Benefit	A	1/26/2009 to 3/31/2009			
Single Lifetime Plus Payments			0.95%	1.20%	1.60%[4]
Joint Lifetime Plus Payments			1.10%	1.35%	1.75%[5]
Lifetime Plus II Benefit	A	11/12/2007 to 1/23/2009			
Lifetime Plus 10 Benefit	A	7/17/2008 to 1/23/2009			
Single Lifetime Plus Payments			0.80%[6]	1.20%[8]	1.60%[5]
Joint Lifetime Plus Payments			0.95%[7]	1.35%[9]	1.75%[6]

(1) ~~The M&E charge is an annualized rate that is calculated and assessed on a daily basis~~ **as a percentage of each Investment Option's net asset value**. ~~For more information, see section 7, Expenses – Mortality and Expense Risk (M&E) Charge~~ We assess the additional M&E charge for these optional benefits during the Accumulation Phase while your benefit is in effect and your Contract Value is positive.

(2) A qualifying event is the reset of a Lifetime Benefit's Annual Increase, or an automatic annual Lifetime Plus Payment increase, that occurred on or after April 29, 2013. If you have had an annual payment increase, your additional M&E charge does not change until the next fifth Benefit Anniversary. If you have had a qualifying event, you can decline this increase to the additional M&E charge as discussed in this appendix.

(3) ~~We assess the additional M&E charge for these optional benefits during the Accumulation Phase while your benefit is in effect and your Contract Value is positive.(4)~~ From January 26, 2009 until March 31, 2009, this benefit was only available in Nevada and it did not include the Cumulative Withdrawal Benefit.

(4) This is the maximum charge we could impose if you remove a Covered Person or have a qualifying event.

(5) This is the maximum charge we could impose if you ~~remove a Covered Person or~~ have a qualifying event.

(6) ~~This is the maximum charge we could impose if you have a qualifying event.(7)~~ On the Benefit Date, the M&E charge reduces to 0.70% and the maximum M&E charge reduces to 1.50%.

(~~8~~7) On the Benefit Date, the M&E charge reduces to 0.85% and the maximum M&E charge reduces to 1.65%.

(~~9~~8) On the Benefit Date, the M&E charge reduces to 1.10% and the maximum M&E charge reduces to 1.50%.

(~~10~~9) On the Benefit Date, the M&E charge reduces to 1.25% and the maximum M&E charge reduces to 1.65%.

Except as specified in this appendix, the same terms and conditions apply to each Lifetime Benefit. We designed Lifetime Plus Payments to last for the lifetime of the Covered Person(s). If all Covered Persons die or are removed from the Contract before Lifetime Plus Payments begin, your Lifetime Benefit ends and payments are not available to you. In the case of non-spouse Joint Owners, if a Joint Owner dies before payments begin, this benefit ends and payments are not available to you even if the Covered Person is still alive. You can begin payments immediately if the Covered Person(s) meet the minimum exercise age requirement (see "Requesting Lifetime Plus Payments"). You choose your payment frequency and amount subject to an annual maximum. Once established, the annual maximum Lifetime Plus Payment (or annual Lifetime Plus Payment in Nevada) can increase, but it cannot decrease unless you take an Excess Withdrawal.

There are several important points to note about Lifetime Benefits.

- **If you do not begin receiving Lifetime Plus Payments during the eligibility period, your benefit ends and you will have paid for the benefit without receiving any of its advantages.**
- **Joint Lifetime Plus Payments are not available under Lifetime Plus Benefit or Lifetime Plus II Benefit if there is more than a 40-year age difference between spouses. Joint Lifetime Plus Payments are not available under Lifetime Plus 10 Benefit if there is more than a 25-year age difference between spouses.**
- Lifetime Benefits do not create Contract Value or guarantee the performance of any Investment Option.
- If you have the No Withdrawal Charge Option, you can only remove a Lifetime Benefit as discussed under "Removing a Lifetime Benefit."
- We restrict Contract Value allocations and transfers, and rebalance your Contract Value quarterly. These restrictions support the benefit's guarantees, and to the extent they limit your investment flexibility, they may limit the upside potential to your Contract Value and Benefit Base.
- If your Lifetime Benefit includes the Cumulative Withdrawal Benefit[1] and you take less than the annual maximum Lifetime Plus Payment, you may not receive an annual payment increase. Allocations to the Cumulative Withdrawal Benefit (the difference between your annual maximum Lifetime Plus Payment and the annual actual Lifetime Plus Payment you receive) do not earn interest or participate in your selected Investment Options' performance, and are not available to your Beneficiaries[2] upon death. (See the "Cumulative Withdrawal Benefit" discussion later in this appendix.)

(1) The Cumulative Withdrawal Benefit was not available in Nevada.

(2) If you selected joint Lifetime Plus Payments and the surviving spouse who is also the joint Covered Person continues the Contract, the Cumulative Withdrawal Value is available to your spouse.

NOTE:

- **For the flexible rebalancing program:** The program is not available while your Lifetime Benefit is in effect. However, you can participate in the flexible rebalancing program after the rider termination date if you remove a Lifetime Benefit from your Contract.
- **For partial withdrawals:** You cannot take a partial withdrawal from specific Investment Options if you have a Lifetime Benefit.

REMOVING A LIFETIME BENEFIT

You can remove a Lifetime Benefit from your Contract before Lifetime Plus Payments begin. If you have the No Withdrawal Charge Option, you can only remove a Lifetime Benefit if you simultaneously replace it with Investment Protector (see section 11, Selection of Optional Benefits – Replacing Optional Benefits).

You can remove a Lifetime Benefit by completing the appropriate form. We remove your benefit from your Contract on the Contract Anniversary (or on the next Business Day if the Quarterly Anniversary is not a Business Day) that occurs immediately after we receive your request in Good Order at our Service Center, and the rider termination date is that Contract Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Contract Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Contract Anniversary. On the rider termination date, we no longer assess the Lifetime Benefit's additional M&E charge, and the restrictions on Contract Value allocations and transfers no longer apply. Because the total M&E charge for the Contract changes, we adjust the number of accumulation units so that the Contract Value on the rider termination date remains the same.

APPENDIX E – TARGET DATE BENEFITS

~~We previously~~Version A Contracts that were issued on or prior to April 29, 2011 offered two different Target Date Benefits. Target Date Retirement Benefit was available from March 17, 2008 through January 25, 2009. Target Date 10 Benefit was available from January 26, 2009 through March 31, 2009. The additional M&E charge for these benefits during the Accumulation Phase is as follows. There is no additional M&E charge for these benefits during the Annuity Phase.

Optional Benefits(2)	Additional M&E Charge(1)
~~Target Date 10 Benefit~~	~~0.55%~~
~~Target Date Retirement Benefit~~	~~0.40%~~

Optional Target Date Benefits	Contract Version	Available Dates	Additional M&E Charge(1) (as a percentage of each Investment Options' net asset value)
Target Date Retirement Benefit	A	3/17/2008 to 1/23/2009	0.40%
Target Date 10 Benefit	A	1/26/2009 to 3/31/2009	0.55%

(1) ~~The M&E charge is an annualized rate that is calculated and assessed on a daily basis~~ **as a percentage of each Investment Option's net asset value**. ~~For more information, see section 7, Expenses – Mortality and Expense Risk (M&E) Charge.(2)~~ We assess the additional M&E charge for these optional benefits during the Accumulation Phase while your benefit is in effect and your Contract Value is positive.

NOTE: Your Contract refers to both of these benefits as "Target Date Retirement Benefit Rider." If your Contract has a minimum of ten Contract Years to the initial Target Value Date, then you have Target Date 10 Benefit; if the minimum is seven, you have Target Date Retirement Benefit.

Except as specified in this appendix, the same terms and conditions apply to each Target Date Benefit. Each Target Date Benefit provides, during the Accumulation Phase, a level of protection for your principal and any annual investment gains through the Target Value which is available at a future point you select, called the Target Value Date. The earliest initial Target Value Date you can select under Target Date 10 Benefit is the tenth Rider Anniversary and under Target Date Retirement Benefit it is the seventh Rider Anniversary. Each Rider Anniversary occurs on a Contract Anniversary. Additional Target Value Dates occur on every subsequent Rider Anniversary. **The Target Value is only guaranteed to be available to you on the last Business Day before each Target Value Date. Beginning on the next Business Day, your Contract Value fluctuates based on your selected Investment Options' performance, and this is the value available to you upon withdrawal.**

There are several important points to note about Target Date Benefits.
- Target Date Benefits do not guarantee Investment Option performance.
- You cannot take a partial withdrawal from specific Investment Options if you have a Target Date Benefit.
- If you have the No Withdrawal Charge Option, you can only remove a Target Date Benefit as discussed under "Removing a Target Date Benefit."
- We restrict Contract Value allocations and transfers, and rebalance your Contract Value quarterly. These restrictions support the benefit's guarantees, and to the extent they limit your investment flexibility, they may limit the upside potential to your Contract Value and Target Value.
- **You can only make additional Purchase Payments and participate in the automatic investment plan for the first three rider years.** In addition, the flexible rebalancing program is not available while your Target Date Benefit is in effect. However, in all states except Massachusetts, these restrictions no longer apply once the benefit ends. For Contract issued in Massachusetts with a Target Date Benefit, you can only make additional Purchase Payments to the Contract for the first three Contract Years even if you subsequently remove your Target Date Benefit or move to another state. Contracts issued in Massachusetts with a Target Date Benefit are issued as limited purchase payment variable deferred annuity contracts.
- **The Target Value does not lock in any Contract Value gains that occur between Rider Anniversaries.**

- **The Target Value does not provide any guarantee to your Contract Value before the initial Target Value Date, or during the period between Target Value Dates.**
- **The last Business Day before each Target Value Date is the only day that we guarantee your Contract Value equals the Target Value.**

REMOVING A TARGET DATE BENEFIT

You can remove a Target Date Benefit from your Contract while the Contract Value is positive. If you have the No Withdrawal Charge Option, you can only remove a Target Date Benefit if you can simultaneously replace it with Income Protector (see section 11, Selection of Optional Benefits – Replacing Optional Benefits).

You can remove a Target Date Benefit by completing the appropriate form. We remove your benefit from your Contract on the Contract Anniversary (or on the next Business Day if the Quarterly Anniversary is not a Business Day) that occurs immediately after we receive your request in Good Order at our Service Center, and the rider termination date is that Contract Anniversary. For the request to be in Good Order, we must receive this form no earlier than 30 days before a Contract Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Contract Anniversary. On the rider termination date, we no longer assess the Target Date Benefit's additional M&E charge, and the restrictions on Contract Value allocations and transfers no longer apply. Because the total M&E charge for the Contract changes, we adjust the number of accumulation units so that the Contract Value on the rider termination date remains the same. Because the performance of the Investment Options causes the accumulation unit values to fluctuate, the adjustment to the number of accumulation units may be positive or negative.

On the rider termination date, the restrictions on additional Purchase Payments and Contract Value allocations and transfers no longer apply.

TARGET VALUE DATES

Target Date Benefits guarantee that on each Target Value Date until the benefit ends, your Contract Value cannot be less than the Target Value (described next in this appendix). You selected the initial Target Value Date when you selected your benefit. The earliest available initial Target Value Date under Target Date Retirement Benefit is the seventh Rider Anniversary, and under Target Date 10 Benefit it is the tenth Rider Anniversary. The latest date under both benefits is the Rider Anniversary prior to the older Owner's 91st birthday (or the Annuitant's 91st birthday if the Owner is a non-individual). Additional Target Value Dates occur on each subsequent Rider Anniversary after the initial Target Value Date while your benefit is in effect.

For example, you purchased a Contract with Target Date Retirement Benefit as the sole Owner on September 1, 2009 and you were age 70. The earliest available initial Target Value Date is December 1, 2016 and the latest date is December 1, 2029. If you select the earliest available initial date (December 1, 2016), subsequent Target Value Dates would occur on December 1st in 2017, 2018, 2019, etc.

At the end of the last Business Day before each Target Value Date if your Contract Value is less than the Target Value, we increase your Contract Value to equal the Target Value and your Target Value becomes the Contract Value. **The last Business Day before each Target Value Date is the only day that we guarantee your Contract Value equals the Target Value.** We notify you in writing at least 30 days in advance of each Target Value Date outlining the options available to you. On the last Business Day before each Target Value Date you can continue your Contract or withdraw some or all of your Contract Value. You are not required to take a withdrawal at this time. Any withdrawal you do take is subject to any applicable withdrawal charge and additional federal tax.

We allocate any Contract Value increase to your selected Investment Options based on the percentage of Contract Value in each Investment Option after we do quarterly Contract Value rebalancing. For tax purposes, we treat any Contract Value increase as earnings under the Contract. However, if the Contract Value on the last Business Day before each Target Value Date is less than net Purchase Payments (total Purchase Payments less any payments withdrawn) then we treat some or all of the increase as a Purchase Payment when applying the withdrawal charge if you withdraw the total Contract Value.

WHEN A TARGET DATE BENEFIT ENDS

Your Target Date Benefit ends upon the earliest of the following.

- The Business Day we process your request to remove your benefit from your Contract (the rider termination date).
- The date of death of any Owner (or Annuitant, if the Contract is owned by a non-individual), unless the surviving spouse (or civil union partner for riders issued in New Jersey) elects to continue the Contract. However, if an Owner (or Annuitant, if the Contract is owned by a non-individual) dies and the surviving spouse (or civil union partner for riders issued in New Jersey) elects to receive payout of the death benefit, then your Target Date Benefit ends as of the end of the Business Day during which we receive in Good Order at the Service Center, both due proof of death and an election of the death benefit payment option.
- The Business Day before the Income Date that you take a Full Annuitization.
- The Business Day we process your request for a full withdrawal.
- When the Contract ends.

APPENDIX F – PREVIOUS VERSIONS OF THE QUARTERLY VALUE DEATH BENEFIT

These are the only differences between the original ~~and~~Quarterly Value Death Benefit, the second Quarterly Value Death Benefit~~, versions~~

and the ~~version of the~~ Quarterly Value Death Benefit ~~that is~~ discussed in section 11.d (which was available on Version B Contracts issued from April 30, 2012 through April 26, 2013):

Original Quarterly Value Death Benefit	Second Quarterly Value Death Benefit
• Available on Version A Contracts issued from May 1, 2007 through April 30, ~~2010~~2010.	• Available on Version A Contracts issued from May 2, 2010 through April 29, 2011, and on Version B Contracts issued from May 2, 2011 through April 27, ~~2012~~2012.
• Did not require an Additional Required Benefit.	• Did require an Additional Required Benefit.
	• If you remove the Additional Required Benefit you can continue to receive annual lock ins ~~to,~~ and we continue to assess the additional 0.30% M&E charge for the Quarterly Value Death Benefit after the Additional Required Benefit's rider termination date.

For both the original Quarterly Value Death Benefit, and second ~~versions of the~~ Quarterly Value Death Benefit, the end date occurs on the earliest of:

- the older Owner's 91st birthday (or the Annuitant's 91st birthday if the Owner is a non-individual); or
- the end of the Business Day during which we first receive in Good Order at our Service Center the death benefit payment option and due proof of death.

APPENDIX G – SHORT WITHDRAWAL CHARGE OPTION

The Short Withdrawal Charge Option was available on Version A Contracts issued from May 1, 2007 through April 29, 2011, and on Version B Contracts issued from May 2, 2011 through July 23, 2012.

The Short Withdrawal Charge Option shortens the Base Contract's withdrawal charge period from seven to four years. You cannot remove the Short Withdrawal Charge Option from your Contract and the benefit ends when the Accumulation Phase ends. The Short Withdrawal Charge Option carries an additional M&E charge of 0.25% during the Accumulation Phase assessed against the Investment Options' net asset value.

The withdrawal charge as a percentage of each Purchase Payment withdrawn is as follows.

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount Short Withdrawal Charge Option
0	8.5%
1	7.5%
2	5.5%
3	3%
4 years or more	0%

APPENDIX H – NO WITHDRAWAL CHARGE OPTION

The No Withdrawal Charge Option was available on Version A Contracts issued from March 17, 2008 through March 31, 2009, and then again from July 22, 2009 through April 29, 2011. The No Withdrawal Charge Option was also available on Version B Contracts issued from May 2, 2011 through July 23, 2012.

The No Withdrawal Charge Option eliminates the Base Contract's withdrawal charge. You cannot remove the No Withdrawal Charge Option from your Contract and the benefit ends when the Accumulation Phase ends. The No Withdrawal Charge Option carries an additional M&E charge of 0.35% during the Accumulation Phase assessed against the Investment Options' net asset value.

NOTE: The No Withdrawal Charge Option required selection of an Additional Required Benefit, and you can only remove the Additional Required Benefit if we increase its rider charge, or you can simultaneously replace it with another Additional Required Benefit. Removing an Additional Required Benefit because we increase its rider charge does not end the No Withdrawal Charge Option.

APPENDIX I – PREVIOUS VERSIONS OF INCOME PROTECTOR, INCOME FOCUS AND INVESTMENT PROTECTOR

The benefit version identifier (for example, (05.11)) is located in your rider.

INCOME PROTECTOR

Income Protector (07.12) – available from July 23, 2012 through October 12, ~~2012.~~2012 on Version A Contracts issued on or after April 1, 2009, and Version B Contracts.

Income Protector (05.12) – available from April 30, 2012 through July 20, ~~2012.~~2012 on Version A Contracts issued on or after April 1, 2009, and Version B Contracts.

Income Protector (01.12) in all states except Oregon – available from January 23, 2012 through April 27, ~~2012.~~2012 on Version A Contracts and Version B Contracts.

Income Protector (01.12) Oregon only – available from February 22, 2012 through April 27, ~~2012.~~2012 on Version A Contracts and Version B Contracts.

Income Protector (05.11) in all states except Oregon – available from May 2, 2011 through January 20, ~~2012.~~2012 on Version A Contracts and Version B Contracts.

Income Protector (05.11) Oregon only – available from May 2, 2011 through February 21, ~~2012.~~2012 on Version A Contracts and Version B Contracts.

Income Protector (05.10) – available from May 3, 2010 through April 29, ~~2011.~~2011 on Version A Contracts.

Income Protector (08.09) – available from July 22, 2009 through April 30, ~~2010.~~2010 on Version A Contracts.

For Income Protector (07.12), the current rider charge is 1.10% for both single and joint Lifetime Plus Payments. For Income Protector (05.12), and (01.12) the current rider charge is 1.40% for both single and joint Lifetime Plus Payments. For Income Protector (05.11), (05.10) and (08.09) the current rider charge is 1.35% for single Lifetime Plus Payments and 1.50% for joint Lifetime Plus Payments.

For Income Protector (07.12), (05.12), (01.12), (05.11) and (05.10) the exercise age is age 60. For Income Protector (08.09) the exercise age is age 65.

For Income Protector (07.12), (05.12), and (01.12) the Annual Maximum Lifetime Plus Payment Table is as follows:

Annual Maximum Lifetime Plus Payment Table For Income Protector (07.12), (05.12), and (01.12)

Age of the Covered Person for single Lifetime Plus Payments	Annual maximum Lifetime Plus Payment percentage	Age of the younger Covered Person for joint Lifetime Plus Payments	Annual maximum Lifetime Plus Payment percentage
60 – 64	4.0%	60 – 64	3.5%
65 – 79	4.5%	65 – 79	4.0%
80+	5.5%	80+	5.0%

For Income Protector (05.11) and (05.10) the Annual Maximum Lifetime Plus Payment Table is as follows:

Annual Maximum Lifetime Plus Payment Table for the Income Protector (05.11) and (05.10)

Age band of the Covered Person (or younger Covered Person for joint Lifetime Plus Payments)	Annual maximum Lifetime Plus Payment percentage
60 – 64	4.0%
65 - 79	4.5%
80+	5.5%

For Income Protector (08.09) the Annual Maximum Lifetime Plus Payment Table is as follows:

Annual Maximum Lifetime Plus Payment Table for the Income Protector (08.09)

Age band of the Covered Person (or younger Covered Person for joint	Annual maximum Lifetime Plus Payment percentage

INCOME FOCUS

Income Focus (05.12) – available from April 30, 2012 through July 20, 2012 on Version B Contracts.

For Income Focus (05.12), the current rider charge is 1.30% for both single and joint Income Focus Payments, the exercise age is 60, the Performance Increase is 1%, and the Initial Income Value Percentage Table is as follows:

Income Focus (05.12) Initial Income Value Percentage Table			
Age of the Covered Person on the Rider Effective Date for single Income Focus Payments	Initial Income Value Percentage	Age of the younger Covered Person on the Rider Effective Date for joint Income Focus Payments	Initial Income Value Percentage
45 – 64	3.75%	45 – 64	3.25%
65 – 79	4.25%	65 – 79	3.75%
80+	5.25%	80+	4.75%

For Income Focus (05.12) the available Investment Options are as follows:

Income Focus (05.12) available Investment Options	
AZL MVP Balanced Index Strategy Fund	AZL MVP Fusion Moderate Fund
AZL MVP BlackRock Global Allocation Fund	AZL MVP Growth Index Strategy Fund
AZL MVP Franklin Templeton Founding Strategy Plus Fund	AZL MVP Invesco Equity and Income Fund
AZL MVP Fusion Balanced Fund	PIMCO VIT Global Multi-Asset Managed Volatility
AZL MVP Fusion Conservative Fund	Portfolio

INVESTMENT PROTECTOR

Investment Protector (07.12) – available from July 9, 2012 through July 19, 2013. 2013 on Version A Contracts issued on or after April 1, 2009, and Version B Contracts.

Investment Protector (01.12) – available from January 23, 2012 through April 27, 2012 on Version A Contracts and Version B Contracts. From April 20, 2012 through July 6, 2012. 2012 it was available on Version A Contracts issued on or after April 1, 2009, and on Version B Contracts.

Investment Protector (05.10) – available from May 3, 2010 through January 20, 2012. 2012 on Version A Contracts and Version B Contracts.

Investment Protector (08.09) – available from July 22, 2009 through April 30, 2010. 2010 on Version A Contracts.

For Investment Protector (07.12) and (01.12) the current rider charge is 1.30%; for (05.10) the current rider charge is 1.25%; and for (08.09), the current rider charge is 1.15%.

For Investment Protector (07.12), (01.12) and (05.10), the guarantee percentage we use to calculate the Target Value is 100%. For Investment Protector (08.09), the guarantee percentage we use to calculate the Target Value is 95%.

For Investment Protector (07.12) the Investment Option restrictions and rebalancing are as stated in section 11.b, Investment Protector – Investment Option Allocation and Transfer Restrictions and Quarterly Rebalancing.

Versions of the Contract and Optional Benefits Described in this Prospectus

This prospectus contains information on two different versions of the Allianz Vision Contract. "Version A Contracts" were issued on or prior to April 29, 2011. "Version B Contracts" were issued from May 2, 2011 through April 26, 2013. Version A Contracts and Version B Contracts have the same Base Contract, but may have offered different optional benefits. For example, certain optional benefits were only offered through Version A Contracts, other optional benefits were only offered through Version B Contracts, and still other optional benefits were offered through both Version A Contracts and Version B Contracts.

The table below lists the optional benefits that were offered on Version A Contracts and Version B Contracts, including the dates on which they were offered and the prospectus appendix that has more detailed information about the benefits. The benefit version identifier for Income Protector, Income Focus and Investment Protector (for example, (05.11)) is located in your rider. If you have questions about which version of the Allianz Vision Contract or optional benefits you have, please contact our Service Center at (800) 624-0197.

Contract Version	Optional Benefit That Is No Longer Available	Available From	Available Through	Discussed in Appendix
A	Lifetime Plus Benefit	May 1, 2007	January 23, 2009	D
A	Lifetime Plus II Benefit	November 12, 2007	March 31, 2009	
A	Lifetime Plus 10 Benefit	July 17, 2008	March 31, 2009	
A	Target Date Retirement Benefit	March 17, 2008	January 23, 2009	E
A	Target Date 10 Benefit	January 26, 2009	March 31, 2009	
A	Original Quarterly Value Death Benefit	May 1, 2007	April 30, 2010	F
A and B	Second Quarterly Value Death Benefit	May 2, 2010	April 27, 2012	
A and B	Short Withdrawal Charge Option	May 1, 2007	July 23, 2012	G
A	No Withdrawal Charge Option	March 17, 2008	March 31, 2009	H
A and B		July 22, 2009	July 23, 2012	
A	Income Protector (08.09)	July 22, 2009	April 30, 2010	I
A	Income Protector (05.10)	May 3, 2010	April 29, 2011	
A and B	Income Protector (05.11)	May 2, 2011	January 20, 2012[1]	
A and B	Income Protector (01.12)	January 23, 2012[2]	April 27, 2012	
Version A issued on or after April 1, 2009 and Version B	Income Protector (05.12)	April 30, 2012	July 20, 2012	
Version A issued on or after April 1, 2009 and Version B	Income Protector (07.12)	July 23, 2012	October 12, 2012	
B	Income Focus (05.12)	April 30, 2012	July 20, 2012	I
A	Investment Protector (08.09)	July 22, 2009	April 30, 2010	I
A and B	Investment Protector (05.10)	May 3, 2010	January 20, 2012	
A and B	Investment Protector (01.12)	January 23, 2012	April 27, 2012	
Version A issued on or after April 1, 2009 and Version B	Investment Protector (01.12)	April 30, 2012	July 6, 2012	
Version A issued on or after April 1, 2009 and Version B	Investment Protector (07.12)	July 9, 2012	July 19, 2013	

(1) In all states except Oregon. In Oregon, Income Protector (05.11) was available through February 21, 2012.
(2) In all states except Oregon. In Oregon, Income Protector (01.12) was available from February 22, 2013.

FEE TABLES

These tables describe the fees and expenses you pay when purchasing, owning and taking a withdrawal from the Contract, or transferring Contract Value between Investment Options. For more information, see section 7, Expenses.

OWNER TRANSACTION EXPENSES

Withdrawal Charge During Your Contract's Initial Phase, the Accumulation Phase[1]
(as a percentage of each Purchase Payment withdrawn)[2]

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount[3]			
	Base Contract[4]	Bonus Option[5]	Short Withdrawal Charge Option	No Withdrawal Charge Option
0	8.5%	8.5%	8.5%	0%
1	8.5%	8.5%	7.5%	0%
2	7.5%	8.5%	5.5%	0%
3	6.5%	8%	3%	0%
4	5%	7%	0%	0%
5	4%	6%	0%	0%
6	3%	5%	0%	0%
7	0%	4%	0%	0%
8	0%	3%	0%	0%
9 years or more	0%	0%	0%	0%

Transfer Fee[6]................................... $25
(for each transfer after twelve in a Contract Year)
Premium Tax[7].................................... 3.5%
(as a percentage of each Purchase Payment)

OWNER PERIODIC EXPENSES

Contract Maintenance Charge[8].................... $50
(per Contract per year)

(1) The Contract provides a free withdrawal privilege that allows you to withdraw 12% of your total Purchase Payments annually without incurring a withdrawal charge as discussed in section 8, Access to Your Money – Free Withdrawal Privilege.

(2) The Withdrawal Charge Basis is the amount subject to a withdrawal charge as discussed in section 7, Expenses – Withdrawal Charge.

(3) For Contracts issued in Florida on or after January 1, 2011, the total withdrawal charge on a partial or full withdrawal cannot be greater than 10% of the Contract Value withdrawn.

(4) For Contracts issued in Mississippi, the withdrawal charge is 8.5%, 7.5%, 6.5%, 5.5%, 5%, 4%, 3% and 0% for the time periods referenced.

(5) For Contracts issued in Connecticut on or prior to April 29, 2011, the withdrawal charge is 8.5%, 8.5%, 8%, 7%, 6%, 5%, 4%, 3%, 2% and 0% for the time periods referenced. For Contracts issued in Mississippi, the withdrawal charge is 8%, 8%, 8%, 8%, 7%, 6%, 5%, 3.5%, 1.5% and 0% for the time periods referenced.

(6) We count all transfers made in the same Business Day as one transfer. Program and benefit related transfers are not subject to the transfer fee and do not count against the free transfers we allow as discussed in section 7, Expenses – Transfer Fee. Transfers are subject to the market timing policies discussed in section 5, Investment Options – Excessive Trading and Market Timing.

(7) Not currently deducted, but we reserve the right to do so in the future. This is the maximum charge we could deduct if we exercise this right as discussed in section 7, Expenses – Premium Tax.

(8) Waived if the Contract Value is at least $100,000 as discussed in section 7, Expenses – Contract Maintenance Charge.

CONTRACT ANNUAL EXPENSES

Base Version A Contract and Base Version B Contract with...	Available Dates	Mortality and Expense Risk (M&E) Charge[9] (as a percentage of each Investment Options' net asset value)
No optional benefits	5/1/2007 to 4/26/2013	1.40%
Quarterly Value Death Benefit[10]	5/1/2007 to 4/26/2013	1.70%
Bonus Option	5/1/2007 to 4/26/2013	1.70%
Short Withdrawal Charge Option	5/1/2007 to 7/23/2013	1.65%
No Withdrawal Charge Option	3/17/2008 to 3/31/2009 7/22/2009 to 7/23/2012	1.75%
Bonus Option and Quarterly Value Death Benefit[10]	5/1/2007 to 4/26/2013	2.00%
Short Withdrawal Charge Option and Quarterly Value Death Benefit[10]	5/1/2007 to 7/23/2013	1.95%
No Withdrawal Charge Option and Quarterly Value Death Benefit[10]	3/17/2008 to 3/31/2009 7/22/2009 to 7/23/2012	2.05%

Optional Income Protector and Income Focus (Version Identifier)	Contract Version	Available Dates	Rider Charge			
			Maximum		Current[11]	
			Single Payments	Joint Payments	Single Payments	Joint Payments
Income Protector with Lifetime Plus Payments[12] (as a percentage of the Benefit Base)						
Income Protector (10.12)	A[13] and B	10/15/2012 to today	2.50%	2.75%	1.20%	1.20%
Income Protector (07.12)	A[13] and B	7/23/2012 to 10/12/2012	2.50%	2.75%	1.10%	1.10%
Income Protector (05.12)	A[13] and B	4/30/2012 to 7/20/2012	2.50%	2.75%	1.40%	1.40%
Income Protector (01.12)	A and B	1/23/2012 to 4/27/2012	2.50%	2.75%	1.40%	1.40%
Income Protector (05.11)	A and B	5/2/2011 to 1/20/2012	2.50%	2.75%	1.35%	1.50%
Income Protector (05.10)	A	5/3/2010 to 4/29/2011	2.50%	2.75%	1.35%	1.50%
Income Protector (08.09)	A	7/22/2009 to 4/30/2010	2.50%	2.75%	1.35%	1.50%
Income Focus with Income Focus Payments[12] (as a percentage of the Total Income Value)						
Income Focus (07.12)	A[13] and B	7/23/2012 to today	2.75%	2.95%	1.30%	1.30%
Income Focus (05.12)	A[13] and B	4/30/2012 to 7/20/2012	2.75%	2.95%	1.30%	1.30%

Optional Investment Protector (Version Identifier)	Contract Version	Available Dates	Rider Charge (as a percentage of the Target Value)	
			Maximum	Current[11]
Investment Protector (07.13)	A[13] and B	7/22/2013 to today	2.50%	1.30%
Investment Protector (07.12)	A[13] and B	7/9/2012 to 7/19/2013	2.50%	1.30%
Investment Protector (01.12)	A[13] and B	4/30/2012 to 7/6/2012	2.50%	1.30%
Investment Protector (01.12)	A and B	1/23/2012 to 4/27/2012	2.50%	1.30%
Investment Protector (05.10)	A and B	5/3/2010 to 1/20/2012	2.50%	1.25%
Investment Protector (08.09)	A	7/22/2009 to 4/30/2010	2.50%	1.15%

Optional Lifetime Benefits	Maximum Additional M&E Charge[14] (as a percentage of each Investment Options' net asset value)	Current Additional M&E Charge[14] (as a percentage of each Investment Options' net asset value)	
		No qualifying event, or declined charge increase[15]	Had a qualifying event and accepted increase[15]
Lifetime Plus II Benefit and Lifetime Plus 10 Benefit (available on Version A Contracts from 1/26/2009 to 3/31/2009)			
Single Lifetime Plus Payments	1.60%	0.95%	1.20%
Joint Lifetime Plus Payments	1.75%	1.10%	1.35%
Lifetime Plus II Benefit (available on Version A Contracts from 11/12/2007 to 1/23/2009) and **Lifetime Plus 10 Benefit** (available on Version A Contracts from 7/17/2008 to 1/23/2009)			
Single Lifetime Plus Payments	1.60%	0.80%[16]	1.20%[16]
Joint Lifetime Plus Payments	1.75%	0.95%[16]	1.35%[16]
Lifetime Plus Benefit (available on Version A Contracts from 5/1/2007 to 1/23/2009)			
Single Lifetime Plus Payments	1.50%	0.70%	1.20%
Joint Lifetime Plus Payments	1.65%	0.85%	1.35%

Optional Target Date Benefits (available on Version A Contracts)	Available Dates	Additional M&E Charge[17] (as a percentage of each Investment Options' net asset value)
Target Date 10 Benefit	1/26/2009 to 3/31/2009	0.55%
Target Date Retirement Benefit	3/17/2008 to 1/23/2009	0.40%

ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS

Following are the minimum and maximum total annual operating expenses charged by any of the Investment Options for the period ended December 31, 2013, before the effect of any contractual expense reimbursement or fee waiver. We show the expenses as a percentage of an Investment Option's average daily net assets.

	Minimum	Maximum
Total annual Investment Option operating expenses[16] (including management fees, distribution or 12b-1 fees, and other expenses) before fee waivers and expense reimbursements	0.49%	1.70%

(9) The Contract allows Partial Annuitization. After a Partial Annuitization, the M&E charge listed above applies to the net asset value remaining in the Accumulation Phase. If you select variable Annuity Payments the M&E charge for a Base Contract with the Bonus Option is 1.70% of the net asset value in the Annuity Phase, or 1.40% for all other Contracts. If you select fixed Annuity Payments we do not assess the M&E charge during the Annuity Phase. See section 7, Expenses – Mortality and Expense Risk (M&E) Charge.

(10) The Contract offered three different Quarterly Value Death Benefits that have an additional 0.30% M&E charge. Appendix F describes the original (available from May 1, 2007 through April 30, 2010), and second (available from May 2, 2010 through April 27, 2012) versions of this death benefit. The Quarterly Value Death Benefit described in section 11.d was available from April 30, 2012 through April 26, 2013, and if you remove its Additional Required Benefit without simultaneously replacing it, we stop assessing the additional 0.30% M&E charge after the rider termination date.

(11) The current rider charge may increase or decrease on each Quarterly Anniversary as discussed in section 7, Expenses – Rider Charge.

(12) If you select the Charge Lock Option rider, the rider charge for Income Protector or Income Focus is fixed at the rate in effect on the Charge Lock Date. You will continue to pay the rider charge after the Charge Lock Date as long as your selected benefit is in effect and your Contract Value is positive. See section 7, Expenses – Rider Charge.

(13) Available on Version A Contracts issued on or after April 1, 2009.

(14) We assess the additional M&E charge for these optional benefits during the Accumulation Phase while your benefit is in effect and your Contract Value is positive as discussed in Appendix D.

(15) A qualifying event is the reset of a Lifetime Benefit's Annual Increase, or an automatic annual Lifetime Plus Payment increase, that occurred on or after April 29, 2013. If you have had an annual payment increase, your additional M&E charge does not change until the next fifth Benefit Anniversary. If you have had a qualifying event, you can decline this increase to the additional M&E charge as discussed in Appendix D.

(16) On the Benefit Date, the additional M&E charge reduces 0.10% as discussed in Appendix D.

(17) We assess the additional M&E charge for these optional benefits during the Accumulation Phase while your benefit is in effect and your Contract Value is positive as discussed in Appendix E.

(18) Some of the Investment Options or their affiliates may also pay service fees to us or our affiliates. Amounts may be different for each Investment Option. The maximum current fee is 0.25%. If these fees are deducted from Investment Option assets, they are reflected in the above table and disclosed in Appendix A. Appendix A contains annual operating expense details for each Investment Option.